[LOGO] Koor Industries Ltd.
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                                                         Office of Legal Counsel
                                                               21 Ha'arba'ah st.
                                                                  Tel-Aviv 64739
                                                                          Israel
                                                              Tel.:972-3-6238420
                                                               Fax:972-3-6238425

                                                                 15 October 2002

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
The Securities Authority           The Tel Aviv Stock Exchange          The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                    97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                       Jerusalem 91007
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Fax: 02-6513940                   Fax: 03-5105379
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Dear Sirs,


Re:   Immediate Report (NO.19/2002)
      Koor Industries Ltd.(Company No. 52-001414-3)
      ---------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1. Today in the late afternoon, the Company has published in the United States a press release regarding the following matter:

     o Bank Hapoalim Ltd's notice regarding its holdings in Koor Industries Ltd's shares.

2. Attached please find Bank Hapoalim's published press release that the Company received today in the late afternoon and the Company's published press release as aforesaid.



                                              Yours Sincerely,


                                             Shlomo Heller, Adv.
                                                 Legal Counsel


       Bank Hapoalim B.M.
                                           Head Office - Secretariat of the Bank
                       63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
                                                Tel: 03-5673800; Fax: 03-5674576

                                                          Date: October 15, 2002


The Securities          The Tel Aviv Stock    Bank of Israel       Registrar of
Authority               Exchange              Bank Supervision     Companies
22 Canfei Nesherim St.  54 Ahad Ha'am St.,    20 Yavne St.,        97 Jaffa Road
Jerusalem 954611        Tel Aviv 65202        Tel Aviv             Jerusalem
----------------        ---------------       --------             ---------

Dear Sir or Madam,

     Immediate Report of the resolution of the board of directors to distribute dividend in kind and - without any obligation - to convene a special general meeting

     The board of directors of Bank Hapoalim B.M (the Bank) resolved on 15 October 2002 at 14.30 to distribute dividend in kind to the Bank's shareholders as follows:

1. The Bank will distribute amongst its shareholders dividend in kind of up to 3,180,279 ordinary shares of NIS 0.001 par value of Koor Industries Ltd.,
     (Koor), constituting all the Bank's holdings in Koor.

2. The Koor shares being distributed are listed for trading on the Tel Aviv Stock Exchange Ltd., (TASE) and, to the best of the Bank's knowledge, constitute some 21% of Koor's capital as of the date of this immediate report. The shares are not blocked according to the TASE rules or the Securities Law, 5728-1968.

3. As of the date of this immediate report, the Bank's capital amounts to 1,248,541,250 ordinary shares of NIS 1 par value each, and these shares will be eligible to participate in the above distribution in kind (the distribution). (Employees and office holders of the Bank hold 8,866,676 non-tradeable convertible options (exercisable on different dates) in exchange for 8,866,676 ordinary shares of the Bank. Due to the exercise prices of these options, the probability of their being exercised is low. However, if all or any of them are realized before the determining date, (as hereinafter defined) the Bank's capital eligible for participating in the distribution will increase proportionately)

4. The Koor shares will be distributed amongst the Bank's shareholders in proportion to their holdings of the Bank's shares on the determining date (as hereinafter defined). According to the holdings as of the date of this immediate report, each holder of 392.5886 shares of the Bank will be entitled to receive one Koor share. This ratio will be adjusted in the case of any change in the Bank's capital prior to the determining date. The Bank will not, however, distribute to shareholders registered in the Bank 's register of shareholders fractional shares, and the number of the Koor shares that will actually be distributed will be rounded (up or down) to the nearest complete share, in a manner whereby the entitlement to a fractional share that is higher than one half will be rounded upwards and, where it is less than one half, be rounded down.

5. By law, the Bank is under a duty to deduct tax at source both on a distribution to individuals who are Israeli residents, as well as, in certain cases, to individuals and corporations who are foreign residents. The tax rate deductible at source from Israeli resident individuals is 25%.

     To shareholders to whom the duty to deduct tax at source applies the Bank will distribute their proportionate share of the Koor shares being distributed less that number of Koor shares as is equal to 25% of the number of shares due to that shareholder (or at such other rate as will be determined according to the duty of deduction applicable to the particular shareholder as such rate is known on the distribution date (the deduction at source shares).

     The Bank has reached agreement with the authorities whereby there will be deducted by the Bank from the share of the dividend payable to shareholders to whom the duty to deduct tax applies such number of Koor shares that accords with the tax deduction rate as will be fixed for them. The deduction at source shares will be transferred on the distribution date to a special account and the proceeds of the sale will be used in payment of the tax which is to be deducted at source and will cover in their entirety the total liability for the tax deductible at source in respect of the dividend. These shares will be sold by the Bank on or off the stock exchange, according to instructions that it will receive from the income tax authorities.

     As regards the deduction of tax at source, the Bank will employ the following arrangements:

     5.1 The proportionate share of the Koor shares distributed (as stated in paragraph 4 above) will be distributed by the Bank to those shareholders of the Bank to whom no duty to deduct tax at source applies and to those who have presented the Bank in good time with an exemption from deducting tax at source.

     5.2 Shareholders who hold the Bank's shares through stock exchange members whose shares are registered in the name of a nominees company (unregistered holders) to whom the duty to deduct source applies, wishing to present an exemption from deducting tax at source (to the extent they hold such an exemption) will present it to the stock exchange member through whom they hold their shares, not later than 7 days after the determining date (as hereinafter defined). The stock exchange member will then submit the exemptions received to the stock exchange so that these will then be transferred through the nominees company to the Bank not later than 18 November 2002.

     5.3 Shareholders who are directly registered in the Bank's register of shareholders (registered shareholders), for whom the Bank is obliged to deduct tax at source and who wish to avoid the deduction will present to the Safes Department of the Bank's Security Division at 62 Yehuda Halevy Street Tel Aviv, a certificate of exemption from deducting tax at source applicable to those shares (to the extent they hold such an exemption) not later than 7 days after the determining date (as hereinafter defined).

6. The determining date for the purpose of the entitlement of a shareholder of the Bank to participate in the distribution will fall on 11 November 2002 (the determining date). The ex date on which the Bank's shares will be traded without any right to participate in the distribution will fall on the first trading day after the determining date, namely on 12 November 2002. The actual date of distribution will be 27 November 2002.

7. Those registered shareholders who wish that the Koor shares due to them be not registered directly in their name in Koor's register of shareholders, will advise the Bank in writing, not later than 7 days after the determining date, the details of the securities account to which they wish to receive their share of the distributed shares. The delivery of such advice will be deemed to be an irrevocable instruction to transfer the shares due to such shareholder of the Bank, through the nominees company.

8. On 14 October 2002, the price of the Koor shares on the TASE was 72.4 shekels. Having regard thereto, the value of the Koor shares to be distributed as dividend in kind in respect of each ordinary share of the

     Bank is 18.4 agorot. This value could change depending on changes that may occur in the price of the Koor share on the TASE until the determining date (the beneficial value). A shareholder from whose share tax at the rate of 25% will be deducted will receive 75% of the number of Koor shares to which he is entitled and, therefore the value of the Koor shares to be received by him in respect of each ordinary share of the Bank that he owns will be
     13.8 agorot (the beneficial value after deduction of tax).

     The dividend calculated according to the Koor share price as of 14 October 2002 in the sum of 230,252 thousand shekels constitutes 18.4% on the issued and paid up share capital of the Bank, that is 18.4 agorot for each NIS 1 par value share.

9. According to the TASE rules, the "ex price" that will be fixed for the Bank's share on the ex date is the share price on the determining date less the beneficial value after deduction of tax. Having regard to the Koor share price on 14 October 2002 and the price of the Bank's share on that day, assuming that no changes occur thereto until the determining date, the ex price, namely - the base rate for commencing trading in the Bank's shares on the ex date - will be 6.93 shekels, based on the price of the Bank's shares on 14 October 2002. This price could change depending on changes occurring in prices of the Bank's shares and the Koor shares on the TASE up till the determining date. The Bank will notify the TASE on the determining date of the up-to-date price of the Bank's shares and the Koor shares in order to enable the TASE to fix the starting price for trading in the Bank's shares on the ex date.

10. It has been agreed with the Supervisor of Banks that the dividend amount that will be noted in the report of the changes in equity capital following this distribution will be fixed according to the lower of the value of the investment on the TASE on the determining date and the share of the Bank in Koor's equity capital as of 30 September 2002. The value of the Bank's investment in the Koor shares on the TASE as of 14 October 2002 is approximately 230 million shekels. Assuming that the operative value on the distribution date be some 230 million shekels, the Bank will post in the Q3 financial statements for the year 2002 a loss in its investment in Koor in the sum of approximately 70 million shekels, after the effect of tax.

11. The Board of Directors of the Bank has resolved on a non-obligatory basis, to convene a special general meeting of the Bank's shareholders in regard to the distribution of the dividend in kind. The meeting will take place on Thursday 7 November 2002 at 11:00 a.m. in the boardroom of the Bank at Zion House, 45 Rothschild Boulevard, 9th floor Tel Aviv.

12. The proposal of the resolution for distributing the dividend in kind set out above in this immediate report will be on the agenda of the meeting.

13. The resolution to distribute the dividend in kind will be passed by the special general meeting by simple majority of the shareholders of the Bank present, voting and entitled to vote, and who have voted personally or by proxy.

14. The operative date for determining the eligibility of a shareholder of the Bank to attend and vote at the special general meeting in accordance with section 182 (b) of the Companies Law, 5759-1999 is Wednesday 30 October 2002, (hereinafter: "the operative date").

15. According to the Companies Regulations (Proof of Title of a Share for the Purpose of Voting at General Meetings) 5760-2000 ("the Regulations") a registered shareholder wishing to attend the meeting, and whose interest is registered with the Bank or other member of the Tel Aviv Stock Exchange, will deposit at least forty eight (48) hours before the meeting proceeds to business a certificate from the stock exchange member with whom his interest is registered in the share, confirming his title to the share, on the operative date according to Form 1 contained in the Schedule to the Regulations.

16. A person holding such a certificate wishing to vote at the meeting by proxy, will ensure that his proxy lodges at least 48 hours before the meeting proceeds to business a certificate proving his title as well as a power of attorney in the usual form, duly certified by a lawyer.

17. The text of the proposed resolution for the approval of the meeting, the text of this immediate resolution and the articles of association of the Bank may be inspected at the offices of the secretary of the Bank at 63-65 Yehudah Halevy Street, Tel Aviv, during usual working hours by prior arrangement at 03-5673800, as from the date of the publication of the notice regarding the convening of the special general meeting in the daily press.

18. If, within half an hour after the date appointed for the meeting the requisite quorum is not present for holding the same, the meeting will be adjourned until 10 November 2002 at the same time and place mentioned above. If no quorum is present at such adjourned meeting within half an hour of the time appointed for the meeting to proceed to business - the shareholders present, in whatever number they may be will constitute the quorum.

19. The Bank's representatives for the purpose of handling this immediate report are : Mr. Ofer Levy, 11 Hanegev Street, Rubenstein Towers, Tel Aviv; tel: 03 7144845: fax: 03-7144299; Advocate Chana Rosenberg, 63-65 Yehudah Halevy Street, Tel Aviv,; 03-5673342; fax: 03-5673343

                                Yours faithfully,
                               Bank Hapoalim B.M.
                                   Head Office

               (-)                                            (-)

----------------------------------           -----------------------------------
            I. Behar                                Advocate Chana Rosenberg
     Chief Financial Officer                          Chief Legal Advisor

This immediate report has been transmitted by fax to:
Securities Authority on ----------------- at -------------------- o'clock
The Stock Exchange on ----------------- at ----------------- o'clock
The Bank of Israel on ----------------- at ----------------- o'clock

KOOR INDUSTRIES WELCOMES NEW SHAREHOLDERS TO THE COMPANY Following Bank Hapoalim's announcement on distributing its 21% holding in Koor as dividend in kind to its shareholders

TEL AVIV, Israel - October 15, 2002 - Koor Industries (NYSE:KOR) ("Koor" or the "Company"), a leading Israeli investment holding company, reacted today to Bank Hapoalim's, a 21% shareholder in Koor, announcement today that it is distributing its entire stake in Koor to its shareholders, by welcoming its new shareholders to the company.

Major Bank Hapoalim shareholders' include, among others, companies affiliated with the Arison Group, the Dankner Group, the Abramson Group and Hyperion Holdings.

Jonathan Kolber, Koor Industries' Vice Chairman and Chief Executive Officer said today "We respect Bank Hapoalim's decision to distribute Koor Industries shares to its shareholders. We are honored and looking forwards to direct involvement with a new group of prominent shareholders". Mr. Kolber added "Bank Hapoalim has been very instrumental in Koor Industries' history, as a shareholder, a business partner and a banker. We look forward to a continued fruitful relationship with the bank going forwards"

About Koor
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, and life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel.     +9723 6238 310
Fax.     +9723 6238 313
www.koor.com
------------
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.